Exhibit (a)(1)(E)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely pursuant to the Offer to Purchase, dated July 26, 2016, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

HEARTWARE INTERNATIONAL, INC.

at $58.00 Per Share

Pursuant to the Offer to Purchase dated July 26, 2016

by

MEDTRONIC ACQUISITION CORP.

a wholly-owned subsidiary of

MEDTRONIC, INC.

a wholly-owned subsidiary of

MEDTRONIC PUBLIC LIMITED COMPANY

Medtronic Acquisition Corp., a Delaware corporation (“Purchaser”), is offering to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of HeartWare International, Inc., a Delaware corporation (“HeartWare”), at a price of $58.00 per Share, paid to the seller in cash, without interest, subject to any required withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2016 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”). Purchaser is a wholly-owned subsidiary of Medtronic, Inc., a Minnesota corporation (“Parent”), which is a wholly-owned subsidiary of Medtronic plc, a public limited company organized under the laws of Ireland (“Medtronic”).

Tendering stockholders whose Shares are registered in their own names and who tender their Shares directly to Computershare Trust Company, N.A. (the “Depositary”) in the Offer will not be obligated to pay brokerage fees or commissions, or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the sale of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institutions as to whether they charge any services fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY, IMMEDIATELY AFTER 11:59 P.M. EASTERN TIME ON AUGUST 22, 2016, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 27, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and HeartWare. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into HeartWare (the “Merger”) without a vote of the stockholders of HeartWare in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), with HeartWare continuing as the surviving corporation in the Merger. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares (i) owned by HeartWare as treasury stock or owned by Parent or Purchaser, which Shares will be cancelled and retired and will cease to exist or (ii) held by a holder who properly demands appraisal for such Shares in accordance with Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, payable to the holder thereon, without any interest thereon, equal to the Offer Price, upon the terms and subject to the conditions set forth in the Merger Agreement. As a result of the Merger, HeartWare will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent. For a description of the Merger Agreement, see Section 12 of the Offer to Purchase.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (a) there being validly tendered pursuant to the Offer and not properly withdrawn prior to the Expiration Date a number of Shares that when added to the Shares already owned by Parent, Purchaser or any wholly-owned subsidiaries of Medtronic constitute a majority of the then outstanding Shares (the “Minimum Condition”), and (b) approvals under applicable antitrust laws in Austria, Germany and Spain being obtained. The Offer was also conditioned on the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The applicable waiting period expired on July 25, 2016. A full description of the Offer conditions is set forth in Section 14 of the Offer to Purchase.

On June 26, 2016, the board of directors of HeartWare unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of, HeartWare and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Offer and the Merger, and (iii) subject to the other terms and conditions of the Merger Agreement, resolved to recommend that all holders of Shares tender their Shares pursuant to the Offer, and if required by applicable law, adopt the Merger Agreement and approve the Merger.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or expressly permitted to extend the Offer. Specifically, if any of the conditions of the Offer have not been satisfied or waived at any then scheduled Expiration Date, other than the Minimum Condition, Purchaser is required to extend the Offer for successive extension periods of not more than 10 business days each until such conditions have been satisfied. If the Minimum Condition is not satisfied as of any then scheduled Expiration Date and Purchaser is not otherwise obligated to extend the Offer (i) HeartWare may, so long as it has not effected a Change of Recommendation (as defined in Section 12 of the Offer to Purchase), request that Purchaser extend the Offer for up to two periods of 10 business days each until the Minimum Condition is satisfied or (ii) Purchaser may, in its sole discretion, extend the Offer for up to two periods of 10 business days each until the Minimum Condition is satisfied. In addition, Purchaser will extend the Offer (a) for any period required by (i) applicable law, (ii) applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission or its staff or (iii) any of the rules and regulations, including listing standards, of The NASDAQ Stock Market LLC, (b) until approvals under applicable antitrust laws in Austria, Germany and Spain have been obtained or (c) if at any then scheduled Expiration Date, HeartWare has brought an action to specifically enforce performance of the Merger Agreement by Parent or Purchaser, for the period during which such action is pending or as otherwise prescribed by the court presiding over such action. In no event will Purchaser be required to extend the Offer beyond the earlier of the termination of the Merger Agreement or January 31, 2017. Except as

described in the next sentence, Parent and Purchaser may, at any time and from time to time, increase the Offer Price, waive any of the Offer conditions (except the Minimum Condition) or make any other changes in the terms and conditions of the Offer. Without the prior written consent of HeartWare, Purchaser will not: (i) decrease the Offer Price; (ii) change the form of consideration payable in the Offer (other than by adding non-cash consideration, so long as doing so does not materially impair or delay the consummation of the Offer or the Merger); (iii) reduce the number of Shares sought to be purchased in the Offer; (iv) impose any condition to the Offer in addition to the Offer conditions set forth in the Merger Agreement; (v) amend or waive the Minimum Condition; (vi) amend or modify the Offer conditions in a manner adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or impair the ability of Parent or Purchaser to consummate the Offer; (vii) extend the Expiration Date other than as required or allowed in the Merger Agreement; or (viii) otherwise amend any other term of the Offer in a manner adverse to the holders of Shares.

Because the Merger will be governed by Section 251(h) of the DGCL, Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. The parties to the Merger Agreement have agreed that subject to certain conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable following the consummation of the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for purchase of such Shares pursuant to the Offer. Purchaser’s acceptance for payment of Shares tendered in the Offer will constitute a binding agreement between Purchaser and each tendering stockholder. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares accepted for purchase pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting the Offer Price for Shares validly tendered and not properly withdrawn prior to the Expiration Date. If Purchaser is delayed in its acceptance for purchase of or payment for Shares or is unable to accept for purchase or pay for Shares pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement (but subject to compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so pursuant to the withdrawal rights set forth in Section 3 of the Offer to Purchase. Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

No alternative, conditional or contingent tenders will be accepted. In all cases, payment for Shares accepted for purchase pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such shares or confirmation of the book-entry transfer of the Shares into the Depositary’s account at The Depository Trust Company (“DTC”), (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (c) any other documents required by the Letter of Transmittal. Tender of Shares through guaranteed delivery procedures is not allowed.

Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, at any time after September 24, 2016, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to book-entry transfer, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares and otherwise comply with DTC’s procedures, in which case a notice of withdrawal will be effective and proper if delivered to the Depositary by any method of delivery described in the first sentence of this paragraph. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 2 of the Offer to Purchase.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any tender of Shares will be determined by Purchaser in its reasonable discretion and its determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if its determination is challenged by a HeartWare stockholder. None of Medtronic, Parent, Purchaser, HeartWare, the Depositary, The Proxy Advisory Group, LLC (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notice.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

HeartWare has provided Parent and Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to HeartWare’s stockholders. Purchaser will mail the Offer to Purchase, the related Letter of Transmittal and, if required, other relevant materials to record holders of Shares, and Purchaser will furnish the same materials to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing, for forwarding to beneficial owners of Shares.

The receipt of cash in exchange for Shares pursuant to the Offer or the Merger generally will be a taxable transaction for U.S. federal income tax purposes. See Section 5 of the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. You are urged to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

The Offer to Purchase and the related Letter of Transmittal contain important information that HeartWare’s stockholders should read carefully and consider before making any decision with respect to the Offer.

Stockholders may direct questions and requests for assistance to the Information Agent at its address and telephone number set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal or other related tender offer materials may be obtained from the Information Agent. Such copies will be furnished at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will pay all charges and expenses of the Depositary and the Information Agent incurred in connection with the Offer. Purchaser will reimburse brokers, dealers, commercial banks, trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding Offer materials to their customers.

The Information Agent for the Offer is:

The Proxy Advisory Group, LLC

18 East 41st Street, Suite 2000

New York, NY 10017-6219

(844) 583-6337 (Toll Free)

(844) 5-TENDER (Toll Free)

July 26, 2016